Stock Purchase Agreement
by and among
China Technology Development Group Corporation,
China Technology Solar Power Holdings Limited,
Good Million Investments Limited
and

the Stockholders of Good Million Investments Limited

Dated as of October 27, 2009
S.CONTStock Purchase Agreement

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 27, 2009 (the “Effective Date”) by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Investor”), China Technology Solar Power Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), Good Million Investments Limited, a company incorporated under the laws of the British Virgin Islands (“GMIL”) and the sole stockholder of the Company, and Mr. Chiu Tung Ping and Ms. Yuen Hing Lam, the sole stockholders of GMIL (together, the “Stockholders”).

RECITALS:

WHEREAS, GMIL is the sole owner of all the capital stock of the Company; and

WHEREAS, the Investor desires to purchase from GMIL, and GMIL desires to sell to the Investor, a portion of the capital stock of the Company, on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Investor, Company, and the Stockholder hereby agrees as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

“Affiliate” of a Person means any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. The term “control” (including with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, or the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Ancillary Documents” means the Convertible Note, the Voting and Investor Rights Agreement and all other agreements required hereunder to consummate the transactions contemplated by this Agreement.

“Assets” means the right, title and interest of the Company in its properties, assets and rights of any kind, whether tangible or intangible, real or personal, owned or leased.

“Balance Sheet” means the balance sheet of the Company as of the Balance Sheet Date.

“Balance Sheet Date” means September 30, 2009.

“Books and Records” means (a) all product, business and marketing plans, sales and promotional literature and artwork relating to the Assets or the Business, (b) all books, records, lists, ledgers, financial data, files, reports, product and design manuals, plans, drawings, technical manuals and operating records of every kind relating to the Assets or the Business (including records and lists of Customers, Distributors, Suppliers and personnel) and (c) all telephone and fax numbers used in the Business, in each case whether maintained as hard copy or stored electronically.

“Business” means the business operations of the Company of manufacturing, selling and distributing solar technologies, including, without limitation, the performance of the Solar Power Project.

“Cash Advance” shall have the meaning set forth in Section 2.1.

“Charter Documents” shall mean, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).

“Closing” shall have the meaning set forth in Section 2.3.

“Company” shall have the meaning set forth in the preamble.

“Company Product” shall have the meaning set forth in Section 3.25.

“Consent” shall mean any approval, consent, ratification, waiver or other authorization (including any Governmental Authorization) required for the consummation of the transactions contemplated by this Agreement.

“Consideration” shall have the meaning set forth in Section 2.2

“Consideration Shares” shall have the meaning set forth in Section 2.2

“Contract” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which the Company is a party or by which any of the Assets are bound.

“Convertible Note” shall have the meaning set forth in Section 2.2

“Copyrights” shall have the meaning set forth in Section 3.15(c).

“Customers” shall have the meaning set forth in Section 3.23.

“Damages” shall have the meaning set forth in Section 11.2.

“Distributors” shall have the meaning set forth in Section 3.23.

“Effective Date” shall have the meaning set forth in the preamble.

“Expenses” shall have the meaning set forth in Section 12.1.

“Encumbrance” shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental Law” shall have the meaning set forth in Section 3.22.

“Equity Securities” shall mean (a) shares of capital stock, and (b) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that, directly or indirectly, could require the issuer thereof to issue, sell or otherwise cause to become outstanding shares of capital stock.

“Exchange Act” shall mean the United States Securities Exchange of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Facilities” shall mean any real property, leaseholds or other interests currently or formerly owned or operated by Company and any buildings, plants, structures or equipment (including motor vehicles, tank cars, and rolling stock) currently owned or operated by Company.

“Closing” shall have the meaning set forth in Section 2.3

“Financial Statements” means the balance sheet of the Company as of September 30, 2009 and the related statements of income, changes in stockholders’ equity and cash flows of the Company for the nine months ended September 30, 2009.

“Fixtures and Equipment” shall mean all of the furniture, fixtures, furnishings, machinery, computer hardware and other tangible personal property owned by the Company, wherever located.

“GAAP” shall mean the generally accepted PRC accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and Financial Statements were prepared.

“GMIL” shall have the meaning set forth in the preamble.

“Governmental Authorization” shall mean any approval, consent, license, permit, waiver or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” shall mean any: (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental body of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Material” shall have the meaning set forth in Section 3.22.

“Intellectual Property Assets” shall have the meaning set forth in Section 3.15.

“Investor” shall have the meaning set forth in the preamble.

“Investor’s Advisors” shall have the meaning set forth in Section 6.1.

“Investor Common Stock” shall mean the common stock, par value US $0.01 per share, of the Investor.

“Investor Indemnified Persons” shall have the meaning set forth in Section 11.2.

“Law” shall mean any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Body.

“Leased Property” shall have the meaning set forth in Section 3.6(c).

“Marks” shall have the meaning set forth in Section 3.15(a).

“Material Adverse Effect” or “Material Adverse Change” or any similar phrase, shall mean, with respect to any Person, (a) any material adverse effect on or change with respect to (i) the business, operations, assets (taken as a whole) liabilities (taken as a whole), condition (financial or otherwise), results of operations or prospects, of such Person and its subsidiaries, taken as a whole, or (ii) the right or ability of such Person to consummate the transactions contemplated by this Agreement or (b) any event or condition, which, with the passage of time, the giving or receipt of notice or the occurrence or nonoccurrence of any other circumstance, action or event, would reasonably be expected to constitute a “Material Adverse Effect” or a “Material Adverse Change” with respect to such Person.

“NASDAQ” shall mean the NASDAQ Stock Market, Inc.

“Order” shall mean any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

“Partners” shall have the meaning set forth in Section 3.23.

“Patents” shall have the meaning set forth in Section 3.15(b).

“Permits” shall have the meaning set forth in Section 3.18.

“Permitted Encumbrances” means (a) statutory liens of landlords, liens of carriers, warehousepersons, mechanics and materialspersons incurred in the ordinary course of business for sums (i) not yet due and payable or (ii) being contested in good faith if, in either such case, an adequate reserve shall have been made therefor in such Person’s financial statements and (b) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case which do not interfere with the ordinary conduct of the Business of the Company and do not materially detract from the value of the property upon which such encumbrance exists.

“Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“PRC” means the People’s Republic of China.

“Related Person” shall mean, with respect to a particular individual:

(a)	each other member of such individual’s Family;

(b)	any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;

(c)	any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

d)	any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a)	any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(b)	any Person that holds a Material Interest in such specified Person;

(c)	each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

(d)	any Person in which such specified Person holds a Material Interest;

(e)	any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(f)	any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse and former spouses, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10.0% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10.0% of the outstanding equity securities or equity interests in a Person.

“Representative” shall mean, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Rights in Mask Works” shall have the meaning set forth in Section 3.15(d).

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning set forth in Section 5.2(a).

“Second Closing” shall have the meaning set forth in Section 2.4.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Schedules” shall have the meaning set forth in Article 3.

“Shares” shall mean the ordinary shares, par value US $1.00 per share, of the Company.

“Stockholder” shall have the meaning set forth in the preamble.

“Stockholder Indemnified Persons” shall have the meaning set forth in Section 11.3.

“Solar Power Project” shall mean the on-grid solar power station in the Qaidam Basin to be developed by the Company pursuant to an agreement the local government of Qinghai Haixi Autonomous Region, the details of which are set forth on Exhibit A hereto.

“Tax” shall mean any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body (whether in Hong Kong, the PRC, the British Virgin Islands, the U.S., or elsewhere) or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.

“Termination Date” shall have the meaning set forth in Section 10.1.

“Trade Secrets” shall have the meaning set forth in Section 3.15(e).

“Voting and Investor Rights Agreement” shall mean the Voting and Investor Rights Agreement in substantially the form attached hereto as Exhibit C.

1.2 Interpretation Provisions. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Except where the context clearly requires to the contrary: (i) each reference in this Agreement to a designated “Section,” “Schedule,” “Exhibit,” or “Appendix” is to the corresponding Section, Schedule, Exhibit, or Appendix of or to this Agreement; (ii) instances of gender or entity-specific usage (e.g., “his,” “her,” “its,” “person” or “individual”) shall not be interpreted to preclude the application of any provision of this Agreement to any individual or entity; (iii) the word “or” shall not be applied in its exclusive sense; (iv) context-appropriate grammatical variations of defined terms shall be applied in such manner as to give effect to the underlying meaning of such defined terms; (v) “including” shall mean “including, without limitation” and “approved” shall mean “approved or ratified”; (vi) references to laws, regulations, treaties and other rules, as well as to contracts, agreements and other instruments, shall mean such rules and instruments as in effect at the time of determination (taking into account any amendments thereto effective at such time without regard to whether such amendments were enacted or adopted after the effective date of this Agreement) and shall include all successor rules and instruments thereto; (vii) references to any specific statute or similar codification of law shall mean such statute or other codification as construed, modified, extended or enabled by any applicable binding governmental rules or regulations; (viii) references to “law” shall mean any applicable law, whether embodied in statute, governmental rule or regulation, case law or other legally binding format; (ix) references to “$” or “dollars” shall mean the lawful currency of the United States; (x) the meaning of the terms “domestic” and “foreign” shall be determined by reference to the United States; (xi) references to “days” shall mean calendar days; references to “business days” shall mean all days other than Saturdays, Sundays and days that are legal holidays Hong Kong; (xii) references to months or years shall be to the actual calendar months or years at issue (taking into account the actual number of days in any such month or year); (xiii) days, business days and times of day shall be determined by reference to local time in Hong Kong; and (xiv) the English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages.

ARTICLE 2
SALE AND TRANSFER OF SHARES; CLOSINGS

2.1 Cash Advance. Concurrent with the execution of this Agreement, Investor shall deposit with the Company an amount in cash equal to US $3,000,000 (the “Cash Advance”) by wire transfer of immediately available funds to an account designated in writing by the Company. The Cash Advance shall represent pre-payment of a portion of the Consideration; provided, however, that the Cash Advance shall be used by the Company exclusively for the financing, development and construction of the Solar Power Project. Upon the earlier to occur of (i) the termination of this Agreement for any reason and (ii) the written request of the Investor at any time prior to the Closing, the Company shall immediately refund in full the Cash Advance to the Investor by wire transfer of immediately available funds to an account designated in writing by the Investor.

2.2 Transfer of Shares; Form and Amount of Consideration. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, GMIL shall transfer to the Investor 51 Shares, free and clear of all Encumbrances, representing 51.0% of the Company’s capital stock on a fully diluted basis. In consideration of the transfer of such Shares, upon the terms and subject to the conditions set forth in this Agreement: (i) the Investor shall pay to the Company the Cash Advance pursuant to Section 2.1; (ii) at the Closing, the Investor shall issue to GMIL a number of shares of Investor Common Stock (the “Consideration Shares”) equal to (a) 664,451 minus (b) the aggregate amount of Investor’s Expenses divided by US $3.01; and (iii) at the Second Closing, the Investor shall issue to GMIL a convertible note in substantially the form attached hereto as Exhibit B with a principal amount equal to US $4,180,000 (the “Convertible Note” and, collectively with the Cash Advance and the Consideration Shares, the “Consideration”).

2.3 Closing. Unless this Agreement shall have been terminated pursuant to Section 10.1 and subject to the satisfaction (or waiver) of the conditions set forth in Articles 7 and 8, the closing of the transactions contemplated by this Agreement shall take place at the offices of the Investor located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China as promptly as practicable (and in any event within 10 business days) after satisfaction (or waiver) of the conditions set forth in Articles 7 and 8 or (ii) at such other time, date or place as Investor and the Stockholders may mutually agree (the “Closing”).

2.4 Second Closing. Unless this Agreement shall have been terminated pursuant to Section 10.1, and subject to the satisfaction (or waiver) of the conditions set forth in Article 8 and in Exhibit A, the issuance of the Convertible Note shall take place at the offices of the Investor located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China as promptly as practicable (and in any event within 10 business days) after satisfaction (or waiver) of the conditions set forth in Article 8 and in Exhibit A or (ii) at such other time, date or place as Investor and the Stockholders may mutually agree (the “Second Closing”).

2.5 Transfer Taxes. All transfer Taxes under applicable Law incurred in connection with the sale and transfer of Shares under this Agreement will be borne and paid by GMIL and/or the Stockholders and they shall promptly reimburse the Investor for any such Tax which the Investor or the Company is required to pay under applicable Law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GMIL AND THE STOCKHOLDERS

As an inducement of Investor to enter into this Agreement and the Ancillary Documents, GMIL and each Stockholder hereby make, jointly and severally, as of the Effective Date and as of the Closing, the following representations and warranties to Investor, except as otherwise set forth in written disclosure schedules (the “Schedules”) delivered to Investor prior to the date hereof, a copy of which is attached hereto. For purposes hereof unless otherwise indicated, all references to the Company shall include all subsidiaries of the Company:

3.1 Organization and Good Standing.

(a) Each of the Company and GMIL is a corporation duly organized, validly existing, and in good standing under the laws of the British Virgin Islands, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Contracts to which the Company is a party. Each of the Company and GMIL is duly qualified to do business as a foreign corporation and is in good standing under the laws of each country or state in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b) Neither the Company nor GMIL is in default under its Charter Documents. Attached to Schedule 3.1(b) are the Charter Documents of the Company as in effect on the Effective Date.

3.2 Capitalization

(a) Authorized Capitalization. The capitalization table set forth on Schedule 3.2(a) sets forth the authorized, issued, and outstanding capital stock of the Company on a fully-diluted basis (i) immediately prior to the Closing and (ii) immediately following the Closing. All outstanding shares of capital stock of the Company (including the Shares) are duly authorized, validly issued, fully paid and nonassessable and owned of record and beneficially by GMIL free and clear of all Encumbrances. Upon transfer of Shares to Investor in accordance with the terms of Article II, Investor will receive valid title to such Shares, free and clear of all Encumbrances.

(b) Valid Issuances. All of the outstanding shares of capital stock of the Company (including the Shares) were issued in compliance with all applicable Laws. None of such shares was issued in violation of any Contract to which the Company is a party or is subject or in violation of any preemptive or similar rights of any Person.

(c) No Other capital stock, Options, Warrants. Schedule 3.2(a) reflects the authorized, issued and outstanding capital stock of the Company on a fully-diluted basis, and except as set forth on Schedule 3.2(a), the Company does not have outstanding any Equity Securities or any other securities. The Company is not a party or subject to any Contract obligating the Company to issue any Equity Securities or any other securities, and there is no circumstance or condition that may give rise to a claim by any Person that such Person is entitled to acquire any Equity Securities or any other securities of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights.

(d) No Other Agreements or Obligations. Except for the Voting and Investor Rights Agreement, none of the Company, GMIL or any Stockholder is a party or subject to any stockholder agreement, voting agreement, voting trust or any other similar arrangement which has the effect of restricting or limiting the transfer, voting or other rights associated with the Company’s capital stock. There are no obligations, contingent or otherwise, of the Company to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

3.3 Authorization.

(a) Each of the Company and GMIL has all necessary corporate power and authority to enter into this Agreement and the Ancillary Documents to which the Company or GMIL, as applicable, is a party and has taken all corporate actions necessary to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Company, GMIL and each Stockholder, and this Agreement is, and upon execution and delivery of each Ancillary Documents to which the Company, GMIL or any Stockholder is a party, will be, a valid and binding obligation of the Company, GMIL or such Stockholder, as applicable, in accordance with its terms.

(b) This Agreement and the Ancillary Documents to which the Company, GMIL or any Stockholder is a party do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any contract or obligation to which the Company, GMIL or such Stockholder, as applicable, is a party or by which its assets are bound, or any provision of its Charter Documents, or result in the creation of any Claim upon any of the assets of the Company; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any order of, or any restriction imposed by, any court or governmental agency applicable to the Company, GMIL or such Stockholder; (iii) require any notice to, declaration or filing with, or consent or approval of any Governmental Body or other third party; or (iv) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which the Company, GMIL or such Stockholder is a party or by which the Company, GMIL or such Stockholder is bound.

3.4 Corporate Records and Directors. The corporate record books of the Company accurately reflect all corporate action taken by its stockholders and board of directors and committees. The copies of the corporate records of the Company, as delivered or made available to the Investor, are true and complete copies of the originals of such documents. Schedule 3.4 contains a true, correct and complete list of all the officers and directors of the Company.

3.5 Bank Accounts. Schedule 3.5 contains a list of all the Company’s bank accounts, safe deposit boxes and Persons authorized to draw thereon or have access thereto.

3.6 Title to Property.

(a) Owned Real Property. Schedule 3.6(a) contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by Company (the “Real Property”). The Company has delivered or made available to Investor copies of the deeds and other instruments (as recorded) by which the Company acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts and surveys relating to such real property or interests. The Company owns (with good and marketable title in the case of real property) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own, including all of the properties and assets reflected in the Financial Statements.

(b) Absence of Encumbrances. Except as set forth on Schedule 3.6(b), with respect to the Real Property: (i) the Company has good and marketable fee simple title free and clear of all Encumbrances other than Permitted Encumbrances, (ii) there were no leases, subleases, licenses, options, rights, concessions or other agreements, written or oral, granting to any party or party, any right of use or occupancy except for those which constitute a Permitted Encumbrance, (iii) there were no outstanding options or rights of first refusal in favor of any other party to purchase any portion thereof or any interest therein, (iv) there were no parties (other than the Company) in possession of our using the Real Property, except in connection with a Permitted Encumbrance, and (v) there are no (A) pending or threatened condemnation proceedings, (B), pending or threatened Proceedings, or (C) other matters affecting the use, occupancy or value of the Real Property in any material respect.

(c) Leased Real Property. Schedule 3.6(c) sets forth all leases pursuant to which Facilities are leased by the Company (as lessee), true and correct copies of which have been delivered or made available to Investor. Such leases shall constitute all leases, subleases or other occupancy agreements pursuant to which the Company occupies or uses Facilities. The Company has good and valid leasehold title to, and enjoys peaceful and undisturbed possession of, all leased property described in such leases (the “Leased Property”), free and clear of any and all Encumbrances other than any Permitted Encumbrances which would not permit the termination of the lease therefore by the lessor. With respect to each such parcel of Leased Property: (i) there are no pending or threatened condemnation proceedings relating to, or any pending or threatened Proceedings relating to, the Company’s leasehold interests in such Leased Property or any portion thereof, (ii) neither the Company nor any third party has entered into any sublease, license, option, right, concession or other agreement or arrangement, written or oral, granting to any person the right to use or occupy such Leased Property or any portion thereof or interest therein, except in connection with a Permitted Encumbrance, and (iii) the Company has not received notice of any pending or threatened special assessment relating to such Leased Property or otherwise has any knowledge of any pending or threatened special assessment relating thereto.

(d) Additional Details Regarding Leased Real Property. Except as set forth on Schedule 3.6(d), in respect of each lease listed on Schedule 3.6(c), (i) there has been no material default under any such lease by the Company or by any other party, (ii) the execution, delivery and performance of this Agreement and the Ancillary Documents and the transactions contemplated by this Agreement will not cause a default under any such lease, (iii) such lease is a valid and binding obligation of the lessor, is in full force and effect, and is enforceable against the lessor in accordance with its terms, (iv) no action has been taken by the Company, and no event has occurred which, with notice or lapse of time or both, would permit termination, modification or acceleration by a party thereto other than the Company without the consent of the Company under any such lease, (v) no party has repudiated any term thereof or threatened to terminate, cancel or not renew any such lease, and the Company has not assigned, transferred, conveyed, mortgaged or encumbered any interest therein or in any Leased Property (or any portion thereof).

3.7 Personal Property.

(a) General. The Company owns or leases all personal property Assets necessary for the conduct of the Business as presently conducted and as presently proposed to be conducted, and such personal property Assets are in such operating condition and repair (subject to normal wear and tear) as is necessary for the conduct of the Business as presently conducted and as presently proposed to be conducted. With respect to such personal property Assets, there are no material deferred capital or maintenance expenditures.

(b) Owned Personal Property. The Company has good and marketable title to all personal property Assets owned by it, free and clear of all Encumbrances other than Permitted Encumbrances. With respect to each such personal property Asset: (i) there are no leases, subleases, licenses, options, rights, concessions or other agreements, written or oral, granting to any party or parties the right to use any portion of such item of personal property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any such item of personal property or any portion thereof or interest therein, and (iii) there are no Persons (other than the Company) who are in possession of or who are using any such item of personal property.

(c) Leased Personal Property. The Company has good and valid leasehold title to all such Fixtures and Equipment, vehicles and other tangible personal property Assets leased by it from third parties, free and clear of any and all Encumbrances other than Permitted Encumbrances which would not permitted the termination of the lease therefor by the lessor. Schedule 3.7(c) sets forth all leases for personal property involving annual payments in excess of US $5,000, true and complete copies of which have been delivered or made available to Investor.

(d) Additional Details Regarding Leased Personal Property. In respect of each lease listed on Schedule 3.7(c): (i) there has been no default under any such lease by the Company or by any other Person, (ii) the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions hereby and thereby will not cause a default under any such lease, (iii) such lease is a valid and binding obligation of the lessor, is in full force and effect, and is enforceable against the lessor in accordance with its terms, (iv) no action has been taken by the Company, and no event has occurred which, with notice or lapse of time or both, would permit termination, modification or acceleration by a party thereto other than the Company without the consent of the Company under any such lease, (v) no Person has repudiated any term thereof or threatened to terminate, cancel or not renew any such lease, and the Company has not assigned, transferred, conveyed, mortgaged or encumbered any interest therein or in any Leased Property (or any portion thereof).

3.8 subsidiaries; Investments. The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association, business entity or other Person. The Company has not made any investment and does not hold any interest in or have any outstanding loan or advance to or from, any Person, including, without limitation, any officer, director or stockholder of the Company.

3.9 Financial Statements: Books and Records.

(a) General. The Financial Statements are complete, are in accordance with the Company’s Books and Records and fairly present the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated thereby, in accordance with GAAP, consistently applied throughout the periods covered thereby (except as otherwise expressly indicated in the notes to the Financial Statements). The Financial Statements use the same methodology as used to prepare the Company’s Tax Returns.

(b) Internal Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of accurate and complete financial statements and to maintain accountability for assets, (iii) access to Assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Books and Records. The Books and Records, in reasonable detail, accurately and fairly reflect the activities of the Company and the Business and have been delivered or made available to Investor for its inspection.

(d) All Accounts Recorded. The Company has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts, or funds which have been and are reflected in the normally maintained Books and Records.

(e) Undisclosed Liabilities. There are no liabilities (whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including any liability for Taxes, of the Group, other than the liabilities (i) reflected or reserved against in the Financial Statements or (ii) incurred since the Balance Sheet Date in the ordinary course of business.

3.10 Absence of Certain Developments. Since the Balance Sheet Date, the Company has conducted its business in the ordinary course of business and there has not been:

(a) a Material Adverse Effect;

(b) any Encumbrance placed on any of the properties of the Company, other than statutory liens for taxes not yet due and payable;

(c) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any properties or assets by the Company, including any of its Intellectual Property Assets, involving the payment or receipt of more than US $5,000;

(d) any damage, destruction or loss, whether or not covered by insurance;

(e) any declaration, setting aside or payment of any dividend by the Company, or the making of any other distribution in respect of the capital stock of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of its own capital stock;

(f) any labor trouble or claim of unfair labor practices involving the Company, any change in the compensation payable or to become payable by the Company to any of its officers, directors or employees other than normal merit increases to employees in accordance with its usual practices, or any bonus payment or arrangement made to or with any of such officers, directors or employees or any establishment or creation of any employment, deferred compensation or severance arrangement or employee benefit plan with respect to such persons or the amendment of any of the foregoing;

(g) any resignation, termination or removal of any officer or director of the Company or material loss of personnel of the Company or material change in the terms and conditions of the employment of any of the Company’s officers, directors or key personnel;

(h) any payment or discharge of a material lien or liability of the Company which was not shown in the Financial Statements or incurred in the ordinary course of business since the Balance Sheet Date;

(i) any contingent liability incurred by the Company as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, the Company, including any write-off or compromise of any accounts receivable other than in the ordinary course of business consistent with past practice;

(j) any obligation or liability incurred by the Company to any of its officers, directors, stockholders or employees, or any loans or advances made by the Company to any of its officers, directors, stockholders or employees, except normal compensation and expense allowances payable to officers or employees in the ordinary course of business;

(k) any change in accounting methods or practices, collection policies, pricing policies or payment policies of the Company;

(l) any loss, or any known development that could reasonably be expected to result in a loss, of any significant Supplier, Customer, Distributor or account of the Company;

(m) any amendment or termination of any Contract to which the Company is a party or by which it is bound;

(n) any arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company, whether as part of the terms of the Company’s capital stock or by any separate agreement;

(o) any transaction or agreement involving fixed price terms or fixed volume arrangements;

(p) any other transaction entered into by the Company other than transactions in the ordinary course of business;

(q) any amendment to the Company’s Charter Documents;

(r) any agreement or understanding, whether in writing or otherwise, for the Company to take any of the actions specified in paragraphs (a) through (q) above.

3.11 Accounts Receivable; Accounts Payable; Inventories.

(a) All of the accounts receivable of the Company are valid and enforceable claims, are subject to no set-off or counterclaim, and are fully collectible in the normal course of business, after deducting the reserve for doubtful accounts stated in the Balance Sheet, which reserve is in accordance with GAAP. Since the Balance Sheet Date, the Company has collected its accounts receivable in the ordinary course of business and has not accelerated any such collections. The Company does not have any accounts receivable or loans receivable from any Person which is Affiliated with it or any of its directors, officers, employees or stockholders.

(b) All accounts payable and notes payable of the Company arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment. Since the Balance Sheet Date, the Company has paid its accounts payable in the ordinary course of business. The Company has no account payable to any Person which is Affiliated with it or any of its directors, officers, employees or stockholders.

(c) All of the Company’s inventory items are of a quality and quantity salable in the ordinary course of its business at profit margins consistent with the Company’s prior experience. All inventory items on the Books and Records and Financial Statements reflect write-downs to realizable values in the case of items which have become obsolete or unsalable (except at prices less than cost) through regular distribution channels in the ordinary course of business. The values of the inventories stated in the Balance Sheet reflect the normal inventory valuation policies of the Company and were determined in accordance with GAAP, consistently applied. Purchase commitments for raw materials and parts are not in excess of normal requirements and none are at prices materially in excess of current market prices. Since the Balance Sheet Date, no inventory items have been sold or disposed of except through sales in the ordinary course of business at profit margins consistent with the Company’s prior experience, and all sales commitments made for the Company’s products are at prices not less than inventory values plus selling expenses and said profit margins.

3.12 Transactions with Affiliates. There are no loans, leases or other agreements or transactions between the Company or any present or former Affiliate, stockholder, director, officer or employee of the Company, or to the knowledge of the Company any member of such Affiliate’s, officer’s, director’s, employee’s or stockholder’s immediate family, or any person controlled by such Affiliate, officer, director, employee or stockholder or his or her immediate family. No Affiliate, stockholder, director, officer or employee of the Company, or to the knowledge of the Company any of their respective spouses or family members, owns directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any competitor, customer or supplier of the Company, or any organization which has a material contract or arrangement with the Company.

3.13 Tax Matters. The Company has timely and properly filed all Taxes required to be filed by it through the date hereof, and all such tax returns filed by the Company are true, correct and complete in all material respects. The provisions for Taxes in the Balance Sheet are sufficient as of its date for the payment of any accrued and unpaid Taxes of any nature of the Company and since the Balance Sheet Date the Company has incurred no Taxes other than in the ordinary course of its business. All Taxes and other assessments and levies which the Company was or is required to withhold or collect have been withheld and collected and have been paid over to the proper governmental authorities. The Company has delivered or made available to the Investor correct and complete copies of all annual tax returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by the Company since inception. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax payment, assessment, deficiency or collection. The Company has never received notice of any audit or of any proposed deficiencies from any taxing authority (other than routine audits undertaken in the ordinary course and which have been resolved on or prior to the date hereof); (ii) there are in effect no waivers of applicable statutes of limitations with respect to any Taxes owed by the Company for any year; (iii) no taxing authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company any deficiency or claim for additional Taxes or interest thereon or penalties in connection therewith; and (iv) the Company has never been a member of an Affiliated group of corporations filing a combined income Tax return nor does the Company have any liability for Taxes of any other Person. The Company is not a party to any Tax allocation or sharing arrangement. The Company is not a party to any contract, agreement, plan or arrangement covering any director, officer, employee or former director, officer or employee thereof, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to applicable Law. The taxable year of the Company for tax purposes is the fiscal year ended December 31st.

3.14 Certain Contracts and Arrangements. Except as set forth in Schedule 3.14 (with true and correct copies of each agreement referred to therein provided or made available to the Investor), the Company is not a party or subject to or bound by:

(a) any contract or agreement involving a potential commitment or payment by the Company in excess of US $5,000;

(b) any contract, lease or agreement which is not cancelable by the Company without penalty on not less than ninety (90) days notice;

(c) any contract containing covenants directly or explicitly limiting in any respect the freedom of the Company to compete in any line of business or with any person or entity;

(d) any contract or agreement relating to the licensing, distribution, development, purchase, sale or servicing of its products except in the ordinary course of business or any of its Intellectual Property Assets;

(e) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement;

(f) any stock redemption or purchase agreements or other agreements affecting or relating to the capital stock of the Company, including, without limitation, any agreement with any stockholder of the Company which includes anti-dilution rights, registration rights, voting arrangements, operating covenants or similar provisions;

(g) any pension, profit sharing, retirement or stock option plans;

(h) any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any contract or agreement involving fixed price or fixed volume arrangements;

(i) any joint venture, partnership, manufacturer, development or supply agreement or other agreement which involves a sharing of revenues, profits, losses, costs or liabilities by the Company with any other Person;

(j) any acquisition, merger or similar agreement;

(k) any collective bargaining agreement or other agreement with any labor union or other employee representative of a group of employees;

(l) any contract with any Governmental Body;

(m) any contract not executed in the ordinary course of business; or

(n) any other material contract.

All such contracts, agreements, leases and instruments are valid and are in full force and effect and constitute legal, valid and binding obligations of the Company and of the other parties thereto, and are enforceable in accordance with their respective terms. The Company has no knowledge of any notice or threat to terminate any such contracts, agreements, leases or instruments. Neither the Company nor any other party thereto is in default in complying with any provisions of any such contract, agreement, lease or instrument, or any other contract, agreement, lease or instrument, and no condition or event or fact exists which, with notice, lapse of time or both, could constitute a default thereunder on the part of the Company.

3.15 Intellectual Property Assets. The term “Intellectual Property Assets” includes:

(a) the name China Technology Solar Power Holdings Limited, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, “Marks”);

(b) all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”);

(c) all copyrights in both published works and unpublished works (collectively, “Copyrights”);

(d) all rights in mask works (collectively, “Rights in Mask Works”); and

(e) all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”);

in the case of (a) through (e), which are owned, used or licensed by the Company as licensee or licensor.

(f) Agreements. Schedule 3.15(f) contains a complete and accurate list of all Contracts relating to the Intellectual Property Assets to which the Company is a party or by which the Company is bound, except for paid-up licenses for commonly available software programs with a value of less than US $5,000 under which the Company is the licensee. There are no outstanding and, to the knowledge of the Stockholders, no threatened disputes or disagreements with respect to any such agreement.

(g) Know-How Necessary for the Business.

(i) The Intellectual Property Assets are all those necessary for the operation of the Business as presently conducted and as presently proposed to be conducted. The Company is the owner of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets.

(ii) All former and current directors, officers and other employees of the Company have executed written Contracts with the Company that assign to the Company all rights to any inventions, improvements, discoveries or information relating to the business of the Company. No director, officer or other employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which such Person may be engaged or requires such Person to transfer, assign, or disclose information concerning his or her work to any Person other than the Company.

(h) Patents.

(i) Schedule 3.15(h)(i) contains a complete and accurate list of all Patents. The Company is the owner of all right, title and interest in and to each of the Patents, free and clear of all Encumbrances and other adverse claims.

(ii) All of the issued Patents are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing.

(iii) No Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding. There is no potentially interfering patent or patent application of any third party.

(iv) No Patent is infringed or has been challenged or threatened in any way. None of the products manufactured and sold, nor any process or know-how used, by the Company infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(v) All products made, used, or sold under the Patents have been marked with the proper patent notice.

(i) Trademarks.

(i) Schedule 3.15(i) contains a complete and accurate list and summary description of all Marks. The Company is the owner of all right, title and interest in and to each of the Marks, free and clear of all Encumbrances and other adverse claims.

(ii) All Marks that have been registered are currently in compliance with all applicable legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing.

(iii) No Mark has been or is now involved in any opposition, invalidation or cancellation and, to the knowledge of the Stockholders, no such action is threatened with the respect to any of the Marks.

(iv) To the knowledge of the Stockholders, there is no potentially interfering trademark or trademark application of any third party.

(v) No Mark is infringed or, to the knowledge of the Stockholders, has been challenged or threatened in any way. None of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark or service mark of any third party.

(vi) All products and materials containing a Mark bear the proper registration notice where permitted by law.

(j) Copyrights.

(i) Schedule 3.15(j)(i) contains a complete and accurate list and summary description of all Copyrights. The Company is the owner of all right, title and interest in and to each of the Copyrights, free and clear of all Encumbrances and other adverse claims.

(ii) All the Copyrights have been registered and are currently in compliance with applicable legal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing.

(iii) No Copyright is infringed or, to the knowledge of the Stockholders, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party.

(iv) All works encompassed by the Copyrights have been marked with the proper copyright notice.

(k) Trade Secrets.

(i) With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) The Company has taken all reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets.

(iii) The Company has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the knowledge of the Stockholders, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

3.16 Litigation. There is no litigation or governmental or administrative proceeding or investigation pending or threatened against the Company or affecting the properties or assets of the Company, or, as to matters related to the Company, against any officer, director, stockholder or employee of the Company, nor has there occurred any event nor does there exist any condition on the basis of which any such claim may be asserted. Schedule 3.16 includes a description of all litigation, claims, proceedings or investigations involving the Company or any of its officers, directors, stockholders or employees occurring, arising or existing during the past three years

3.17 Labor Matters. The Company enjoys good employer-employee relationships. The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or amounts required to be reimbursed to such employees. The Company is, and at all times has been, in compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, and wages and hours. There are no charges of employment discrimination or unfair labor practices or strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending or threatened against or involving the Company. There are no changes pending or threatened with respect to (including, without limitation, the resignation of) the senior management or key supervisory personnel or independent contractors of the Company nor has the Company received any notice or information concerning any prospective change with respect to such senior management or key supervisory personnel.

3.18 Permits; Compliance with Laws. The Company has all franchises, authorizations, approvals, orders, consents, licenses, certificates, permits, registrations, qualifications and other rights and privileges (collectively “Permits”) necessary to permit it to own its property and to conduct the Business as it is presently conducted and as proposed to be conducted, and all such Permits are valid and in full force and effect. No Permit is subject to termination as a result of the execution of this Agreement or consummation of the transactions contemplated by this Agreement. The Company is now, and at all times has been, in compliance with all applicable statutes, ordinances, orders, rules and regulations promulgated by any Governmental Body that apply to the conduct of the Business. The Company has never entered into or been subject to any judgment, consent decree, compliance order or administrative order with respect to any aspect of the Business, affairs, properties or assets of the Company or received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim from any Governmental Body with respect to any aspect of the Business, affairs, properties or assets of the Company.

3.19 Employee Benefit Programs. The Company does not maintain or contribute to, and has not maintained or contributed to, any employee benefit plan, any fringe benefit, stock option, equity-based compensation, phantom stock, bonus or incentive plan, severance pay policy or agreement, retirement, pension, profit sharing or deferred compensation plan or agreement, or any similar plan or agreement or any plan or arrangement providing compensation to employees or non-employee directors (an “Employee Benefit Program”) other than the Employee Benefit Programs identified and described in Schedule 3.19. A brief description of each Employee Benefit Program has been provided or made available to the Investor. The terms and operation of each Employee Benefit Program comply, and at all times have complied, with all applicable Laws relating to such Employee Benefit Program. There are no unfunded obligations of the Company under any Employee Benefit Program. The Company is not required to make any payments or contributions to any Employee Benefit Program pursuant to any collective bargaining agreement or any applicable Law, and all Employee Benefit Programs are terminable at the discretion of the Company without liability to the Company upon or following such termination. The Company has never maintained or contributed to any Employee Benefit Program providing or promising any health or other nonpension benefits to employees after their employment terminates other than as required by applicable Law. With respect to any Employee Benefit Program, there has occurred no violation of applicable Law which could result, directly or indirectly, in any Taxes, penalties or other liability to the Company. No litigation, arbitration or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Stockholders, threatened with respect to any such Employee Benefit Program.

3.20 Insurance Coverage. The Company has in full force and effect general commercial, general liability, product liability, professional liability, specified director’s and officer’s liability, workers compensation and employee’s liability, fire and casualty and such other appropriate insurance policies with coverages customary for similarly situated companies in the same or similar industries and as required by applicable Law. Schedule 3.20 sets forth an accurate list of the insurance policies currently maintained by the Company. There are currently no claims pending against the Company under any insurance policies currently in effect and covering the property, Business or employees of the Company, and all premiums due and payable with respect to the policies maintained by the Company have been paid to date. There is no threatened termination of any such policies or arrangements.

3.21 Investment Banking; Brokerage. There are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement payable by the Company or based on any arrangement or agreement made by or on behalf of the Company.

3.22 Environmental Matters. No hazardous waste, substance or material, and no oil, petroleum, petroleum product, asbestos, toxic substance, pollutant or contaminant (collectively, “Hazardous Material”), has been generated, transported, used, handled, processed, disposed, stored or treated on any real property owned, leased or operated by the Company. No Hazardous Material has been spilled, released, discharged, disposed, or transported from any real property owned, leased or operated by the Company, and no Hazardous Material is present in, on, or under any such property. The Company is, and at all times has been, in compliance with all applicable environmental, health and safety Laws and with all Permits required under such Laws (collectively, “Environmental Laws”). There are no facts or circumstances which could involve the Company in any litigation, or impose upon the Company any liability, arising under any Environmental Laws.

3.23 Customers, Distributors and Partners. Schedule 3.23 sets forth the name of each customer and distributor of the Company who accounted for more than five percent (5%) of the revenues of the Company for the fiscal year ended December 31, 2008 and/or for the nine months ended September 30, 2009 (the “Customers” and “Distributors”, respectively) together with the names of any Persons with which the Company has a material strategic partnership or similar relationship (“Partners”). No Customer, Distributor or Partner of the Company has canceled or otherwise terminated its relationship with the Company or has materially decreased its usage or purchase of the services or products of the Company. No Customer, Distributor or Partner has, to the knowledge of the Stockholders, any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with the Company or to decrease materially or limit its usage, purchase or distribution of the services or products of the Company.

3.24 Suppliers. The Company’s relationships with its major suppliers are good commercial working relationships, and, within the last twelve months, no supplier that the Company has paid or is under contract to pay US $5,000 or more has canceled, materially modified or otherwise terminated its relationship with the Company, or materially decreased its services, supplies or materials to the Company, nor to the knowledge of the Stockholders, does any such supplier have any plan or intention to do any of the foregoing.

3.25 Warranty and Related Matters. Schedule 3.25 sets forth a complete list of all outstanding product and service warranties and guarantees on any of the products or services that the Company distributes, services, markets, sells or produces for itself, a customer or a third party (each such product or service shall be referred to herein as a “Company Product”). There are no existing or, to the knowledge of the Stockholders, threatened claims against the Company relating to any work performed by the Company, product liability, warranty or other similar claims against the Company alleging that any Company Product is defective or fails to meet any product or service warranties. There are (a) no inherent design defects or systemic or chronic problems in any Company Product and (b) no liabilities for warranty or other claims or returns with respect to any Company Product relating to any such defects or problems.

3.26 Illegal Payments. Neither the Company nor any Person Affiliated with the Company has ever offered, made or received on behalf of the Company any illegal payment or contribution of any kind, directly or indirectly, including, without limitation, payments, gifts or gratuities, to any Person.

3.27 Solvency. The Company has not: (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (e) admitted in writing its inability to pay its debts as they come due; or (f) made an offer of settlement, extension or composition to its creditors generally.

3.28 Government Contracts. The Company has (a) no contractual obligation to renegotiate government, quasi-government, sovereign or quasi-sovereign contracts or subcontracts, (b) not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body, (c) not been audited or investigated by any such agency or authority with respect to contracts entered into or goods and services provided by Company or any of its Affiliates or (d) not had a contract terminated by any such agency or authority for default or failure to perform in accordance with applicable standards. All government contracts of the Company are fully funded, none have been cancelled and none are subject to cancellation prior to the expiration thereof.

3.29 Disclosure. The representations and warranties made or contained in this Agreement, the Schedules and exhibits hereto and the certificates and statements executed or delivered in connection herewith and all other information provided in writing by the Company, GMIL and/or the Stockholders to the Investor in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact and do not omit to state a material fact required to be stated herein or therein or necessary in order to make such representations, warranties or other material not misleading in the light of the circumstances in which they were made or delivered. To the knowledge of the Stockholders, there is no material fact directly relating to the assets, liabilities, business, operations, condition (financial or other) or prospects of the Company (including any competitive developments other than facts which relate to general economic or industry trends or conditions) that materially adversely affects the same. No officer or director of the Company has been: (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (c) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by any Governmental Body to have violated any commodities, securities or unfair trade practices Law, which judgment or finding has not been subsequently reversed, suspended or vacated.

ARTICLE 4
ADDITIONAL REPRESENTATIONS AND WARRANTIES OF GMIL AND THE STOCKHOLDERS

As an inducement of Investor to enter into this Agreement and the Ancillary Documents, GMIL and each Stockholder hereby make, jointly and severally, as of the Effective Date and as of the Closing, the following representations and warranties to Investor, except as otherwise set forth in the Schedules:

4.1 Shares. GMIL owns of record and beneficially all of the outstanding Shares. The Shares to be transferred to Investor pursuant to this Agreement represent 51.0% of the issued and outstanding capital stock of the Company on a fully diluted basis. Such Shares are, and when delivered by GMIL to the Investor pursuant to this Agreement will be, free and clear of all Encumbrances.

4.2 Securities.

(a) Exemption from Registration. GMIL acknowledges and agrees that the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note will be issued to GMIL without such offer and sale being registered under the Securities Act and will be issued to GMIL pursuant to an exemption from the registration requirements of the Securities Act based on the representations and warranties of GMIL and the Stockholders in this Agreement.

(b) Resale of Securities. GMIL acknowledges that, after giving effect to the transactions contemplated by this Agreement, it may be deemed to be an “Affiliate of Investor, as such term is defined in Rule 405 of the Securities Act. GMIL may not offer, sell, resell, pledge or otherwise transfer the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note, except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws of any other jurisdiction. Accordingly, GMIL agrees to resell the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. GMIL acknowledges that the Investor makes no representations regarding the availability of any exemption from registration pursuant to the Securities Act at any time. GMIL agrees that the Investor will refuse to register any transfer of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. GMIL agrees that the Investor may require an opinion of legal counsel reasonably acceptable to the Investor in the event of any resale or other transfer of any of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note by GMIL pursuant to an exemption from registration under the Securities Act.

(c) Hedging Transactions. GMIL and each Stockholder agree not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note may be transferred to any Person, including any U.S. Person.

(d) Certificates. GMIL acknowledges and agrees that all certificates representing the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Investor, to ensure compliance with the Securities Act and, if applicable, to reflect the status of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note as securities held by Affiliates of the Investor:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT.”

(e) Notice of Transfer Restrictions to Subsequent Transferees. GMIL will advise any subsequent transferee of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note of the foregoing restrictions on transfer, and will procure that, as a condition to such transfer, any such transferee shall deliver to the Investor an undertaking to observe and be bound by such restrictions.

(f) No Registration. GMIL understands that the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note have not been and will not be registered under the Securities Act and, if in the future GMIL decides to resell the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note, it may do so only in accordance with the restrictions set out above. No United States federal or state agency or similar agency of any other country, or any securities exchange, has approved, passed upon or made any recommendation with respect to the Consideration Shares, the Convertible Note or the shares of Investor Common Stock issuable upon conversion of the Convertible Note.

(g) Not a U.S. Person. GMIL is not a “U.S. person” as defined in Rule 902 of Regulation S under the Securities Act. GMIL is not organized or incorporated under the laws of any United States jurisdiction. GMIL was not formed for the purpose of investing in securities not registered under the Securities Act. GMIL is purchasing the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note for its own account. GMIL’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the time of the Closing and the Second Closing, GMIL was located outside the United States.

(h) Accredited Investor. GMIL is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. GMIL has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note. GMIL has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note for an indefinite period of time, in view of the restrictions on transfer set out in this Agreement.

(i) Investment Intent. GMIL is subscribing for and acquiring the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. GMIL has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note may be transferred to any other Person.

(j) Independent Investigation. In making the decision to subscribe for and acquire the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note, GMIL has relied upon its independent investigation of the Investor and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Investor, its officers, directors or employees or any other representatives or agents of the Investor, other than as set forth in this Agreement. GMIL is familiar with the business, operations, properties, financial condition and prospects of the Investor, has reviewed the Investor’s publicly-available information filed with the SEC, and has had an opportunity to ask questions of, and receive answers from, the Investor’s officers and directors concerning the Investor, its affairs and the terms and conditions of the issue and sale of the Consideration Shares, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note.

(k) No Advice from Investor. GMIL has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with GMIL’s own professional advisors. Except for any representations, warranties or statements made by the Investor in this Agreement, GMIL is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Investor or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and acquisition of the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note, or the securities or other laws of any jurisdiction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

As an inducement of the Company, GMIL and the Stockholders to enter into this Agreement and the Ancillary Documents, the Investor hereby makes, as of the Effective Date and as of the Closing, the following representations and warranties to the Company, GMIL and the Stockholders:

5.1 Organization and Good Standing.

(a) The Investor is a corporation duly organized, validly existing, and in good standing under the laws of the British Virgin Islands, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Contracts to which the Investor is a party. The Investor is duly qualified to do business as a foreign corporation and is in good standing under the laws of each country or state in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b) The Investor is not in default under its Charter Documents, a true and correct copy of which has been filed with the SEC.

5.2 Capitalization

(a) Authorized Capitalization. The capitalization information included in the Company’s filings with the SEC since January 1, 2009 (the “SEC Documents”) sets forth the authorized, issued, and outstanding capital stock of the Investor on a fully-diluted basis as of the Effective Date. All outstanding shares of capital stock of the Investor are duly authorized, validly issued, fully paid and nonassessable.

(b) Valid Issuances. All of the outstanding shares of capital stock of the Investor were issued in compliance with all applicable Laws. None of such shares was issued in violation of any Contract to which the Investor is a party or is subject or in violation of any preemptive or similar rights of any Person. Upon the issuance thereof in accordance with the provisions of this Agreement, the Consideration Shares and, if applicable, the Convertible Note and the shares of Investor Common Stock issuable upon conversion of the Convertible Note will be duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable Laws and not in violation of any preemptive or similar rights of any Person.

(c) No Other capital stock, Options, Warrants. Except as set forth in the SEC Documents, the Investor does not have any Equity Securities or any other securities outstanding as of the Effective Date. Except as set forth in the SEC Documents, the Company is not a party or subject to any Contract obligating the Company to issue any Equity Securities or any other securities as of the Effective Date, and there is no circumstance or condition that may give rise to a claim by any Person that such Person is entitled to acquire any Equity Securities or any other securities of the Company as of the Effective Date. As of the Effective Date, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter. As of the Effective Date, the Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights.

5.3 Authorization.

(a) The Investor has all necessary corporate power and authority to enter into this Agreement and the Ancillary Documents and has taken all corporate actions necessary to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Investor, and this Agreement is, and upon execution and delivery of each Ancillary Documents will be, a valid and binding obligation of the Investor in accordance with its terms.

(b) This Agreement and the Ancillary Documents do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any contract or obligation to which the Investor is a party or by which its assets are bound, or any provision of its Charter Documents, or result in the creation of any Claim upon any of the assets of the Investor; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any order of, or any restriction imposed by, any court or governmental agency applicable to the Investor; (iii) require any notice to, declaration or filing with, or consent or approval of any Governmental Body or other third party; or (iv) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which the Investor is a party or by which the Investor is bound.

5.4 Shares.

(a) Exemption from Registration. The Investor acknowledges and agrees that the Shares to be acquired by it pursuant to this Agreement will be issued to the Investor without being registered under the Securities Act and will be issued to the Investor pursuant to an exemption from the registration requirements of the Securities Act based on the representations and warranties of the Investor in this Agreement.

(b) Resale of Shares. The Investor acknowledges that, after giving effect to the transactions contemplated by this Agreement, it will be deemed to be an “Affiliate of the Company, as such term is defined in Rule 405 of the Securities Act. The Investor may not offer, sell, resell, pledge or otherwise transfer the Shares to be acquired by it pursuant to this Agreement, except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws of any other jurisdiction. Accordingly, the Investor agrees to resell the Shares to be acquired by it pursuant to this Agreement only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. The Investor acknowledges that the Company makes no representations regarding the availability of any exemption from registration pursuant to the Securities Act at any time. The Investor agrees that the Company will refuse to register any transfer of the Shares to be acquired by the Investor pursuant to this Agreement not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Investor agrees that the Company may require an opinion of legal counsel reasonably acceptable to the Company in the event of any resale or other transfer of any of the Shares to be acquired by the Investor pursuant to this Agreement by the Investor pursuant to an exemption from registration under the Securities Act.

(c) Hedging Transactions. The Investor agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Shares to be acquired by the Investor pursuant to this Agreement may be transferred to any Person, including any U.S. Person.

(d) Share Certificates. The Investor acknowledges and agrees that all certificates representing the Shares to be acquired by it pursuant to this Agreement will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Company, to ensure compliance with the Securities Act and, if applicable, to reflect the status of such Shares as securities held by an Affiliate of the Company:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT.”

(e) Notice of Transfer Restrictions to Subsequent Transferees. The Investor will advise any subsequent transferee of the Shares to be acquired by it pursuant to this Agreement of the foregoing restrictions on transfer, and will procure that, as a condition to such transfer, any such transferee shall deliver to the Company an undertaking to observe and be bound by such restrictions.

(f) No Registration. The Investor understands that t the Shares to be acquired by it pursuant to this Agreement have not been and will not be registered under the Securities Act and, if in the future the Investor decides to resell such Shares, it may do so only in accordance with the restrictions set out above. No United States federal or state agency or similar agency of any other country, or any securities exchange, has approved, passed upon or made any recommendation with respect to the Shares to be acquired by the Investor pursuant to this Agreement.

(g) Not a U.S. Person. The Investor is not a “U.S. person” as defined in Rule 902 of Regulation S under the Securities Act. The Investor is not organized or incorporated under the laws of any United States jurisdiction. The Investor was not formed for the purpose of investing in securities not registered under the Securities Act. The Investor is purchasing the Shares to be acquired by it pursuant to this Agreement for its own account. The Investor’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the time of the Closing, the Investor was located outside the United States.

(h) Accredited Investor. The Investor is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Investor has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Shares to be acquired by it pursuant to this Agreement. The Investor has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in such Shares for an indefinite period of time, in view of the restrictions on transfer set out in this Agreement.

(i) Investment Intent. The Investor is subscribing for and acquiring the Shares to be acquired by it pursuant to this Agreement solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Investor has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of such Shares or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of such Shares may be transferred to any other Person.

(j) Independent Investigation. In making the decision to subscribe for and acquire the Shares to be acquired by it pursuant to this Agreement, the Investor has relied upon its independent investigation of the Company and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Company, its officers, directors or employees or any other representatives or agents of the Company, other than as set forth in this Agreement. The Investor is familiar with the business, operations, properties, financial condition and prospects of the Company and has had an opportunity to ask questions of, and receive answers from, the Company’s officers and directors concerning the Company, its affairs and the terms and conditions of the issue and sale of such Shares.

(k) No Advice from the Company. The Investor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Investor’s own professional advisors. Except for any representations, warranties or statements made by GMIL and the Stockholders in this Agreement, the Investor is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Company or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and acquisition of the Shares to be acquired by it pursuant to this Agreement, or the securities or other laws of any jurisdiction.

ARTICLE 6
COVENANTS OF THE COMPANY, GMIL AND THE STOCKHOLDERS

6.1 Access and Investigation. Between the date of this Agreement and the Closing, GMIL and the Stockholders will, and will cause the Company to, (a) afford Investor and its Representatives (collectively, “Investor’s Advisors”) full and free access to the Company’s personnel, properties, Books and Records, and other documents and data, (b) furnish Investor and Investor’s Advisors with copies of all such contracts, books and records, and other existing documents and data as Investor may reasonably request, and (c) furnish Investor and Investor’s Advisors with such additional financial, operating, and other data and information as Investor may reasonably request.

6.2 Operation of the Business. From the Effective Date through the Closing, the Company shall (and GMIL and the Stockholders shall cause the Company to), except as otherwise expressly contemplated by this Agreement or as consented to in advance by Investor in writing, operate the Business solely in the ordinary course of business and in accordance with past practice and will not, in any event, take any action inconsistent with this Agreement, the Ancillary Documents or the consummation of the Closing. Without limiting the generality of the foregoing, the Company shall not (and GMIL and the Stockholders shall cause the Company not to), except as specifically contemplated by this Agreement or as consented to in advance by Investor in writing:

(a) incur any indebtedness for borrowed money, or assume, guarantee, endorse (other than endorsements for deposits or collection in the ordinary course of business), or otherwise become responsible for obligations of any other Person in excess of US $5,000;

(b) issue or commit to issue any shares of its capital stock or any other securities, or any securities convertible into shares of its capital stock or any other securities, including, without limitation, any options to acquire capital stock;

(c) declare, pay or incur any obligation to pay any dividend on its capital stock or declare, make or incur any obligation to make any distribution or redemption with respect to capital stock, other than distributions of cash in an aggregate amount not to exceed US $5,000 since the Balance Sheet Date;

(d) make any change to the Company’s Charter Documents;

(e) mortgage, pledge or otherwise encumber any Assets or sell, transfer, license or otherwise dispose of any Assets except for dispositions in the ordinary course of business;

(f) cancel, release, or assign any indebtedness owed to it or any claims or right held by it;

(g) make any investment of capital or commitment of a capital nature either by purchase of stock or securities, contributions to capita, property transfer or otherwise, or by the purchase of any property or assets of any other Person in excess of US $5,000;

(h) use any portion of the Cash Advance for any purpose other than financing, developing and constructing the Solar Power Project;

(i) terminate any material Contract or make any change in any material Contract;

(j) enter into or modify any employment Contract, (ii) pay any compensation to or for any Employee, officer or director other than in the ordinary course of business and pursuant to existing employment arrangements, (iii) pay or agree to pay any bonus, incentive compensation, service award, severance, “stay bonus” or other like benefit, or (iv) enter into or modify any other Employee Benefit Program;

(k) enter into or modify any Contract or other arrangement with a Related Person;

(l) make any change in any method of accounting or accounting practice;

(m) fail to comply with all Laws applicable to the Assets and the Business consistent with past practices;

(n) fail to (i) maintain the Business, (ii) retain the employees so that such employees will remain available to the Company on and after the Closing, (iii) maintain existing relationships with material suppliers and customers and others having business dealings with the Company and (iv) otherwise to preserve the goodwill of the Business so that such relationships and goodwill will be preserved on and after the Closing;

(o) make or change any election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity Agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(p) commence any Proceeding;

(q) do any other act which would cause any representation or warranty of the Company, GMIL or any Stockholder in this Agreement to be or become untrue in any material respect or that is not in the ordinary course of business; or

(r) directly or indirectly take, agree to take or otherwise permit to occur any of the actions described in Sections 6.2(a) through 6.2(q).

6.3 Board of Directors. Upon the request of Investor from time to time on or after the Effective Date, GMIL and the Stockholders shall cause (a) the size of the Company’s Board of Directors to be that number as may be designated by Investor, (b) any and/or all of the members of the Company’s Board of Directors to resign and (c) any and/or all designees of Investor to be appointed as members of the Company’s Board of Directors.

6.4 Supply Contract. The Company agrees that Investor shall have the preferential right to supply no less than one-third of the solar products and equipment to be used in the development and construction of the Solar Power Project. For clarification purposes, the Company agrees that Investor shall have the preferential right to supply solar products and equipment with an aggregate capacity of no less than three megawatts for the first phase of the Solar Power Project.

6.5 Required Approvals. As promptly as practicable after the date of this Agreement, the Company will (and GMIL and the Stockholders will cause the Company to) make all filings required by Law to be made by them in order to consummate the transactions contemplated by this Agreement. Between the Effective Date and the Closing, GMIL and the Stockholders will, and will cause the Company to, (a) cooperate with Investor with respect to all filings that Investor elects to make or is required by Law to make in connection with the transactions contemplated by this Agreement and (b) cooperate with Investor in obtaining all consents necessary pursuant to this Agreement and the Ancillary Documents.

6.6 Notification. Between the date of this Agreement and the Closing, the Company will promptly notify Investor in writing if the Company, GMIL or any Stockholder becomes aware of any fact or condition that causes or constitutes a breach of any representation, warranty or covenant of the Company, GMIL or any Stockholder set forth in this Agreement. Between the date of this Agreement and the Closing, the Investor will promptly notify the Company in writing if the Investor becomes aware of any fact or condition that causes or constitutes a breach of any representation, warranty or covenant of the Investor set forth in this Agreement.

6.7 No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Section 10.1, none of the Company, GMIL or any Stockholder or any of their Representatives will, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Investor) relating to any transaction involving the sale of the business or assets (other than in the ordinary course of business) of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination or similar transaction involving the Company.

6.8 Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree, in each case both before and after the Closing, (i) to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, properly or advisable to consummate and make effective this Agreement, the Ancillary Documents and the transactions contemplated by this Agreement and (ii) to cooperate with each other in connection with the foregoing.

ARTICLE 7
CONDITIONS OF THE COMPANY’S, GMIL’s AND THE STOCKHOLDERS’ OBLIGATIONS

The obligations of the Company, GMIL and the Stockholders to complete the transactions contemplated by this Agreement at the Closing are subject to the satisfaction, on or prior to the Closing, of each of the following conditions:

7.1 Representations, Warranties and Covenants. All representations and warranties of Investor contained in this Agreement shall be true and correct at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Investor shall have performed in all material respects all agreements and covenants required hereby to be performed by it prior to or at such Closing.

7.2 Consents. All Consents necessary to permit consummation of the transactions contemplated by this Agreement shall have been obtained.

7.3 No Law or Order. There shall not be any Law or Order that makes this Agreement or the transactions contemplated by this Agreement illegal or otherwise prohibited.

7.4 Closing Documents. Investor shall have delivered the documents or other items described in Section 9.2.

7.5 Material Adverse Change. There shall not have been any Material Adverse Change with respect to Investor.

ARTICLE 8
CONDITIONS TO THE INVESTOR’S OBLIGATIONS

The obligations of the Investor to complete the transactions contemplated by this Agreement at the Closing or the Second Closing, as applicable, are be subject to the satisfaction, on or prior to the Closing or the Second Closing, as applicable, of each of the following conditions:

8.1 Representations, Warranties and Covenants. All representations and warranties of the Company, GMIL and the Stockholders contained in this Agreement shall be true and correct at and as of the Closing or the Second Closing, as applicable, as if such representations and warranties were made at and as of the Closing or the Second Closing, as applicable, and the Company, GMIL and the Stockholders shall have performed in all material respects all agreements and covenants required hereby to be performed by them prior to or at the Closing or the Second Closing, as applicable.

8.2 Consents. All Consents necessary to permit consummation of the transactions contemplated by this Agreement shall have been obtained.

8.3 No Law or Order. There shall not be any Law or Order that makes this Agreement or the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.4 Closing Documents. The Company, GMIL and the Stockholders shall have delivered the documents and other items described in Section 9.1 .

8.5 Material Adverse Change. There shall not have been any Material Adverse Change with respect to the Company.

8.6 Satisfactory Due Diligence Review. The Investor shall have completed its due diligence review of the Company and shall be satisfied, in the sole discretion of the Investor, with the results thereof.

8.7 Independent Valuation Report. The Investor shall have obtained an independent valuation report in respect of the Company and its Business and shall be satisfied, in the sole discretion of the Investor, with the results thereof.

8.8 Board Resignations and Appointments by Investor. The Company’s Board of Directors shall be comprised of three members, and two of the Investor’s designees shall have been appointed to the Board of Directors of the Company.

ARTICLE 9
CLOSING

9.1 Deliveries by the Company, GMIL and the Stockholders . At the Closing, the Company, GMIL and the Stockholders, as applicable, shall deliver (or cause to be delivered) to Investor:

(a) the Voting and Investor Rights Agreement, duly executed by them;

(b) any Consents required to by obtained by them; and

(c) a certificate representing the Shares to be acquired by Investor pursuant to this Agreement, duly endorsed in blank for transfer.

9.2 Deliveries by Investor. At the Closing, Investor shall deliver to the Company, GMIL or the Stockholders, as applicable:

(a) the Voting and Investor Rights Agreement, duly executed by Investor;

(b) any Consents required to be obtained by Investor; and

(c) the Consideration to be issued to the Stockholder at the Closing as provided for herein.

ARTICLE 10
TERMINATION

10.1 Termination Events. This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by mutual consent of the Stockholders and Investor;

(b) by the Company, GMIL or any Stockholder in the event of a breach of any representation, warranty, covenant or provision of this Agreement by Investor not cured within five business days following written notice thereof; or

(c) by Investor in the event of a breach of any representation, warranty, covenant or provision of this Agreement by the Company, GMIL or any Stockholder not cured within five business days following written notice thereof.

The date on which this Agreement is terminated pursuant to this Section 10.1 shall be the “Termination Date”).

10.2 Break-up Fee; Effect of Termination.

(a) In the event that this Agreement is terminated by Investor pursuant to Section 10.1(c) , the Company, GMIL and the Stockholders, jointly and severally, shall pay Investor a fee equal to US $3,000,000 in immediately available funds to an account designated in writing by Investor. For purposes of clarification, such fee shall be in addition to the return in full of the Cash Advance pursuant to the provisions of Section 2.1. The Company, GMIL and each Stockholder acknowledge that the agreements contained in this Section 10.2(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Investor would not enter into this Agreement.

(b) Each party’s right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 10.1, all further obligations of the parties under this Agreement will terminate, except as otherwise specified herein; provided, however, that if this Agreement is terminated by a party because of the breach of the Agreement by another party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of another party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 11
INDEMNIFICATION; REMEDIES

11.1 Survival; Right to Indemnification Not Affected by knowledge. All representations, warranties, covenants and obligations set forth in this Agreement, the Schedules and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants and obligations.

11.2 Indemnification by GMIL and Stockholders. GMIL and each Stockholder, jointly and severally, shall indemnify and hold harmless Investor and its respective Representatives, stockholders, controlling persons and Affiliates (collectively, the “Investor Indemnified Persons”) from, and will pay to the Investor Indemnified Persons the amount of, any loss, liability, claim, damage (including indirect, incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a) any breach of any representation or warranty made by the Company, GMIL or any Stockholder in this Agreement, the Schedules or any other certificate or document delivered by the Company, GMIL or any Stockholder pursuant to this Agreement;

(b) any breach of any covenant or obligation of the Company, GMIL or any Stockholder in this Agreement; and

(c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with the Company, GMIL or any Stockholder in connection with any of the transactions contemplated by this Agreement.

11.3 Indemnification by Investor. Investor will indemnify and hold harmless the GMIL and the Stockholders and their respective Representatives, stockholders, controlling persons and Affiliates (collectively, the “Stockholder Indemnified Persons”) from, and will pay to the Stockholder Indemnified Persons the amount of, any Damages arising, directly or indirectly, from or in connection with:

(a) any breach of any representation or warranty made by Investor in this Agreement or in any certificate or document delivered by Investor pursuant to this Agreement;

(b) any breach of any covenant or obligation of Investor in this Agreement; and

(c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Investor in connection with any of the transactions contemplated by this Agreement.

11.4 Procedure for Indemnification—Third Party Claims

(a) Promptly after receipt by an indemnified party of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is materially prejudiced by the indemnified party’s failure to give such notice.

(b) If any Proceeding is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 11 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its prior written consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

(c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its prior written consent (which may not be unreasonably withheld).

(d) Each party hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any indemnified party for purposes of any claim that an indemnified party may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agrees that process may be served on such party with respect to such a claim anywhere in the world.

11.5 Right of Set-off. Upon notice specifying in reasonable detail the basis therefor, Investor may set off any amount to which it may be entitled under this Article 11 against any amounts otherwise payable by Investor to GMIL or any Stockholder under this Agreement or otherwise, including, without limitation, the principal amount of the Convertible Note. The exercise of such right of setoff by Investor will not constitute a default under this Agreement, the Convertible Note or any other instrument. Neither the exercise nor the failure to exercise such right of setoff will constitute an election of remedies or limit Investor in any manner in the enforcement of any other remedies that may be available to it.

11.6 Remedies Not Exclusive. The remedies provided in this Article 11 will not be exclusive of, or limit, any other remedies that may be available to Investor or the other indemnified party.

ARTICLE 12
GENERAL PROVISIONS

12.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including all fees and expenses of agents, representatives, counsel and accountants (collectively, “Expenses”); provided, however, that at the Closing GMIL shall reimburse the Investor for all Expenses incurred by the Investor through a reduction of the Consideration in accordance with the provisions of Section 2.2.

12.2 Public Announcements.

(a) Securities Regulations. Investor may, if required by applicable Law, prepare an announcement relating to the Agreement and the transactions contemplated by this Agreement in accordance with the securities laws of the United States and applicable NASDAQ listing rules. The parties acknowledge and agree that such announcement may be required to be filed with the SEC under cover of Form 6-K, or otherwise, which announcement may be released to the public by the SEC or NASDAQ.

(b) Other Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement not issued pursuant to Section 12.2(a) will be issued, if at all, at such time and in such manner as Investor determines. No public announcement or communication regarding this Agreement, the Ancillary Documents or the transactions contemplated by this Agreement shall be made by the Company, GMIL or any Stockholder without the prior written consent of the Investor, which consent shall not be unreasonably withheld.

(c) Survival. This Section 12.2 shall survive any Termination of this Agreement.

12.3 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be

If to the Company, GMIL or any Stockholder:

Room 2612-2613, Block B, Zhongshen Garden

Caitian South Road, Futian District

Shenzhen, China

Attention: Chiu Tung Ping

Telephone: +86 755 8251 4282

Facsimile No.: +86 755 8251 4282

Attention: Mr. Chiu Tung Ping

If to Investor:

China Technology Development Group Corporation

Unit 1903, 19/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong, China

Telephone: +852-3112-8461

Facsimile: +852-3112-8410

Attention: Alan Li, CEO

E-mail: alan.li@chinactdc.com

with a copy, which shall not constitute notice, to:

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Telephone: (650) 752-3100

Facsimile: (650) 853-1038

Attention: William Davisson

E-mail: wdavisson@goodwinprocter.com

12.4 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.5 Entire Agreement and Modification.

(a) This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by all parties.

(b) The disclosures in the Schedules, and those in any supplement thereto, must relate only to the representations and warranties in the sections of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

(c) In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

12.6 Assignments, Successors, and No Third-Party Rights. Neither GMIL nor any Stockholder may assign any of its rights under this Agreement without the prior written consent of the Investor. The Investor may assign its rights under this Agreement to one or more Affiliates. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Except as expressly provided in this Agreement: (a) nothing herein will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; and (b) this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

12.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.8 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.9 Governing Law. This Agreement will be governed by the laws of Hong Kong, without regard to conflicts of laws principles.

12.10 Dispute Resolution. Except as otherwise specifically provided in this Agreement, as otherwise required by a non-waivable provision of applicable Law, or as otherwise agreed by the Investor, any controversy or claim arising out of or relating to this Agreement shall be resolved exclusively through binding arbitration in English and in accordance with the rules of the Hong Kong International Arbitration Centre, and judgment upon an award arising in connection therewith may be entered in any court of competent jurisdiction. The parties expressly acknowledge that, under the preceding sentence, they are waiving their right to a jury trial with regard to all matters for which arbitration is required. Any arbitration, mediation, court action, or other adjudicative proceeding arising out of or relating to this Agreement shall be held in Hong Kong or, if such proceeding cannot be lawfully held in such location, as near thereto as applicable Law permits.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed and delivered this Stock Purchase Agreement as of the date first written above.

INVESTOR

China Technology Development Group Corporation

By:
Name:
Title:

COMPANY

China Technology Solar Power Holdings Limited

By:
Name:
Title:

GMIL

Good Million Investments Limited

By:
Name:
Title:

STOCKHOLDERS

Chiu Tung Ping

Yuen Hing Lan